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Filed by:	Great Lakes Chemical Corporation Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 000-30723 Subject Company: OSCA, Inc.

GREAT LAKES AND OSCA ANNOUNCE FILING OF
REGISTRATION STATEMENT REGARDING
OSCA EXCHANGE OFFER

INDIANAPOLIS, Indiana — June 1, 2001 — Great Lakes Chemical Corporation (NYSE:GLK) and OSCA, Inc. (Nasdaq: OSCA) today announced that OSCA has filed a registration statement with the Securities and Exchange Commission (SEC) regarding a registered offer to exchange shares of OSCA Class B common stock for shares of Great Lakes common stock.

    In the exchange offer Great Lakes Chemical Corporation shareholders will be given an opportunity to exchange Great Lakes common stock for shares of OSCA Class B common stock currently held by Great Lakes. The offering will be made only by means of an Offering Circular-Prospectus which will contain the specific terms of the transaction and which will be provided to Great Lakes share-holders at the commencement of the exchange offer. Morgan Stanley will act as dealer manager, Computershare Trust Company of New York will act as exchange agent and Morrow & Co., Inc. will act as information agent for the exchange offer.

    Great Lakes and OSCA urge investors to read the registration statement and other documents, which have been or will be filed with the Securities and Exchange Commission relating to the securities to be exchanged in the transaction referred to in this communication. These documents contain or will contain important information. Great Lakes' shareholders will be sent copies of these documents upon the commencement of the exchange offer. Investors will also be able to get these documents when available free of charge at the SEC's website, www.sec.gov. Great Lakes shareholders may also obtain copies of these documents when available (without exhibits and schedules) by contacting the Great Lakes Investor Relations Department. Great Lakes may charge investors the reasonable costs of copying and transmitting these documents to investors other than persons to whom it is required by law to send these documents.

    This press release contains forward-looking statements involving risks and uncertainties, including those described from time to time in Great Lakes' and OSCA's filings with the SEC, that could cause actual results to differ materially from those anticipated by these forward-looking statements. Accordingly, there is no assurance that either company's expectations will be realized.

    OSCA is a provider of oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies in the Gulf of Mexico and select international markets.

    Great Lakes Chemical Corporation is a producer of various specialty chemicals for such applications as flame retardants, polymer stabilizers, fire extinguishants, water treatment, as well as a line of performance and fine chemicals for the life sciences industry.

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FOR MORE INFORMATION:	Jeff Potrzebowski - Analysts - (317) 715-3027 Greg Griffith - Media - (317) 715-3022

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GREAT LAKES AND OSCA ANNOUNCE FILING OF REGISTRATION STATEMENT REGARDING OSCA EXCHANGE OFFER